Exhibit 4.1

CHARLES & COLVARD, LTD.
AMENDMENT NO. 2 TO RIGHTS AGREEMENT

THIS AMENDMENT NO. 2 TO RIGHTS AGREEMENT (this “Amendment No. 2”) is dated as of the 15th day of August, 2011 between Charles & Colvard, Ltd., a North Carolina corporation formerly known as C3, Inc. (the “Company”), and American Stock Transfer & Trust Company, LLC (as successor rights agent to First Union National Bank, the “Rights Agent”).

RECITALS

WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement dated as of February 22, 1999, as amended by Amendment No. 1 dated as of February 18, 2009 (the “Rights Agreement”);

WHEREAS, the Company and the Rights Agent desire to amend the Rights Agreement on the terms and conditions hereinafter set forth; and

WHEREAS, all acts and things necessary to make this Amendment No. 2 a valid agreement, enforceable to its terms, have been done and performed, and the execution and delivery of this Amendment No. 2 by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

NOW, THEREFORE, for and in consideration of the mutual promise, covenants and agreements contained herein and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto do hereby agree to amend the Rights Agreement, in accordance with Section 27 of the Rights Agreement, as follows:

1. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the meanings assigned to such terms in the Rights Agreement.

2. Section 1(r) of the Rights Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

(r) “Final Expiration Date” shall mean the Close of Business on August 15, 2011, unless extended by the Board of Directors of the Company as provided in Section 27 hereof.

3. The Exhibits to the Rights Agreement shall be restated to reflect this Amendment No. 2, including the making of all conforming changes.

4. This Amendment No. 2 shall be effective as of the date hereof and, except as expressly provided herein, all of the terms and provisions of the Rights Agreement shall remain unchanged and in full force and effect. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby. Notwithstanding anything to the contrary herein or in the Rights Agreement, each of the Company and the Rights Agent hereby acknowledges and agrees that at the Close of Business on the Final Expiration Date (as amended hereby), the Rights Agreement shall terminate and be of no further force and effect.

5. If any term, provision, covenant, or restriction of this Amendment No. 2 is held by a court of competent jurisdiction or other authority to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Amendment No. 2 shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.

6. This Amendment No. 2 shall be deemed to be a contract under the laws of the State of North Carolina and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

7. This Amendment No. 2 may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to be duly executed as of the date first written above.

CHARLES & COLVARD, LTD.

By:	/s/ Randy N. McCullough
Name:	Randy N. McCullough
Title:	President and Chief Executive Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Paula Caroppoli
Name:	Paula Caroppoli
Title:	Senior Vice President